# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Guaranty Bancshares, Inc., CIK 0001408534
CUSIP: 32043P106
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 400 EAST THOMAS STREET, HAMMOND, Louisiana (LA), 70401
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0001437749-23-003386
Filed by CIK 0001057350
Persons authorized to receive notices and communications: Marshall T. Reynolds, 2450-90 First Avenue, Huntington, West Virginia (WV), 25704, (304) 528-2791

## Reporting persons
- REYNOLDS MARSHALL T (CIK 0001057350): type of reporting person: individual (IN); citizenship or place of organization: West Virginia (WV); member of a group; source of funds: other (OO); sole voting power 1,993,821; shared voting power 49,909; sole dispositive power 1,993,821; shared dispositive power 49,909; aggregate amount beneficially owned 2,043,730 (12.9% of the class)
- Purple Cap, LLC: type of reporting person: other (OO); citizenship or place of organization: West Virginia (WV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 693; sole dispositive power 0; shared dispositive power 693; aggregate amount beneficially owned 693 (0% of the class)
- M.T. Reynolds Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: West Virginia (WV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 49,806; sole dispositive power 0; shared dispositive power 49,806; aggregate amount beneficially owned 49,806 (0.3% of the class)
- Champion Leasing Corp.: type of reporting person: corporation (CO); citizenship or place of organization: West Virginia (WV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,655; sole dispositive power 0; shared dispositive power 6,655; aggregate amount beneficially owned 6,655 (0% of the class)
- The Harrah & Reynolds Corp.: type of reporting person: corporation (CO); citizenship or place of organization: West Virginia (WV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 624; sole dispositive power 0; shared dispositive power 624; aggregate amount beneficially owned 624 (0% of the class)
- Reynolds Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,460; sole dispositive power 0; shared dispositive power 8,460; aggregate amount beneficially owned 8,460 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: First Guaranty Bancshares, Inc.
Address of issuer's principal executive offices: 400 EAST THOMAS STREET, HAMMOND, Louisiana (LA), 70401
Comment:
This Amendment No. 2 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023, as previously amended and restated by the Amendment No. 1 on Schedule 13D originally filed with the SEC on February 14, 2024 (the "Original Statement") by Marshall T. Reynolds with respect to the common stock, $1.00 par value per share (the "Common Stock"), of First Guaranty Bancshares, Inc., a Louisiana corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Original Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

This Amendment No. 2 is being filed to reflect the purchase of Common Stock by Marshall T. Reynolds directly from the Issuer in a private placement completed on December 31, 2025 (the "December Private Placement") as well as changes in the percentage of outstanding shares of the Common Stock which did not collectively result in a material change with respect to the reporting person's ownership of Issuer Common Stock.

This Schedule 13D relates to the common stock, $1.00 par value per share (the "Common Stock"), of First Guaranty Bancshares, Inc., a Louisiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 East Thomas Street, Hammond, Louisiana 70401.

The Issuer had 15,793,433 shares of Common Stock outstanding as of January 2, 2026, after giving effect to the December Private Placement. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by or on behalf of (i) Marshall T. Reynolds, an individual resident of the state of West Virginia (ii) Purple Cap, LLC, a West Virginia limited liability company of which Mr. Reynolds is a member ("Purple Cap"); (iii) M.T. Reynolds Investment Trust, trust of which Mr. Reynolds is an administrator ("Trust"); (iv) Champion Leasing Corp., a West Virginia corporation of which Mr. Reynolds is the Chairman ("Champion"); (v) The Harrah & Reynolds Corp., a West Virginia corporation of which Mr. Reynolds is President and General Manager ("Harrah"); and (vi) Reynolds Capital Partners, LP, a Nevada limited partnership in which Mr. Reynolds shares investment control ("Reynolds Capital") (each, a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address of Marshall T. Reynolds is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Purple Cap is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of the Trust is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Champion is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Harrah is 2450-90 First Avenue, Huntington, West Virginia 25704. The address of Reynolds Capital is 680 W. Nye Lane Suite 201, Carson City, Nevada, 89703.
Present principal occupation or employment: Mr. Reynolds's principal occupation is the owner and operator of commercial printing and office supply companies, a business leader and an entrepreneur. The principal business of Purple Cap is managing investments including but not limited to Issuer securities. The principal business of the Trust is estate planning for Mr. Reynolds. The principal business of Champion is leasing automobiles and various printing and printing related equipment to the commercial printing and office supply company, Champion Industries, Inc., a West Virginia corporation of which Mr. Reynolds is chairman. The principal business of Harrah is a holding company for real estate and various industrial businesses, including rolling mill machinery, pumps and pumping equipment, and industrial equipment services. The principal business of Reynolds Capital is managing investments, including but not limited to Issuer securities.
Criminal convictions in the last five years: During the last five years, no Reporting Person, nor to Mr. Reynold's knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person, nor to Mr. Reynold's knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This Schedule 13D is being filed by or on behalf of (i) Marshall T. Reynolds, an individual resident of the state of West Virginia (ii) Purple Cap, LLC, a West Virginia limited liability company of which Mr. Reynolds is a member ("Purple Cap"); (iii) M.T. Reynolds Investment Trust, trust of which Mr. Reynolds is an administrator ("Trust"); (iv) Champion Leasing Corp., a West Virginia corporation of which Mr. Reynolds is the Chairman ("Champion"); (v) The Harrah & Reynolds Corp., a West Virginia corporation of which Mr. Reynolds is President and General Manager ("Harrah"); and (vi) Reynolds Capital Partners, LP, a Nevada limited partnership in which Mr. Reynolds shares investment control ("Reynolds Capital") (each, a "Reporting Person" and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of shares by Mr. Reynolds in the December Private Placement was funded by contributions by Mr. Reynolds; Mr. Reynolds funded his contribution from existing liquidity. The majority of the shares owned by each Reporting Person was owned prior to the Issuer becoming a reporting company and the remainder were purchased on the open market or the result of a dividend reinvestment program previously sponsored by the Issuer that was open to all shareholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Reynolds currently serves as Chairman of the Board of the Issuer. None of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Reynolds in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Reynolds as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Reynolds may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,043,730 shares of Common Stock, or 12.94% of the outstanding shares of Common Stock. Purple Cap may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 693 shares of Common Stock, or 0.004% of the outstanding shares of Common Stock. Trust may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 49,806 shares of Common Stock, or 0.32% of the outstanding shares of Common Stock. Champion may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 6,655 shares of Common Stock, or 0.04% of the outstanding shares of Common Stock. Harrah may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 624 shares of Common Stock, or 0.004% of the outstanding shares of Common Stock. Reynolds Capital may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 8,460 shares of Common Stock, or 0.05% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Reynolds may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,043,730 shares of Common Stock, or 12.94% of the outstanding shares of Common Stock. Purple Cap may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 693 shares of Common Stock, or 0.004% of the outstanding shares of Common Stock. Trust may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 49,806 shares of Common Stock, or 0.32% of the outstanding shares of Common Stock. Champion may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 6,655 shares of Common Stock, or 0.04% of the outstanding shares of Common Stock. Harrah may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 624 shares of Common Stock, or 0.004% of the outstanding shares of Common Stock. Reynolds Capital may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 8,460 shares of Common Stock, or 0.05% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in Item 3 above or as reported on a Statement of Change of Beneficial Ownership on Form 4 (including the December Private Placement), no Reporting Person has effected any transactions in shares of the Issuer's shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement except for the owners listed herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement

## Signatures
- REYNOLDS MARSHALL T: /s/ Marshall T. Reynolds, Marshall T. Reynolds (01/05/2026)
- Purple Cap, LLC: /s/ Marshall T. Reynolds, Marshall T. Reynolds/Member (01/05/2026)
- M.T. Reynolds Irrevocable Trust: /s/ Marshall T. Reynolds, Marshall T. Reynolds/Administrator (01/05/2026)
- Champion Leasing Corp.: /s/ Marshall T. Reynolds, Marshall T. Reynolds/Chairman (01/05/2026)
- The Harrah & Reynolds Corp.: /s/ Marshall T. Reynolds, Marshall T. Reynolds/President and General Manager (01/05/2026)
- Reynolds Capital Partners, LP: /s/ Marshall T. Reynolds, Marshall T. Reynolds (01/05/2026)